UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Lear Corporation

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

521865204

  (CUSIP Number)

Richard T. McGuire III c/o Marcato Capital Management LLC One Montgomery Street, Suite 3250 San Francisco, CA 94104 Telephone Number 415-796-6350	David M. Markowitz c/o Oskie Capital Management LLC 10 East 53rd Street, 31st Floor New York, NY 10022 Telephone Number 646-450-0095
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copies To:
Jeffrey D. Marell
Raphael M. Russo
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Telephone: (212) 373-3000

February 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 521865204	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,034,986 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,034,986 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,034,986 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 521865204	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,034,986 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,034,986 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,034,986 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 521865204	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,171,723 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,171,723 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,171,723 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521865204	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 151,853 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 151,853 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,853 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521865204	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato International Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,711,410 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,711,410 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,711,410 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 521865204	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oskie Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 368,683 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 368,683 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,683 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 521865204	SCHEDULE 13D	Page 8 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David M. Markowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 368,683 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 368,683 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,683 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 521865204	SCHEDULE 13D	Page 9 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Clive Rowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 368,683 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 368,683 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,683 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 521865204	SCHEDULE 13D	Page 10 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oskie Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 174,838 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 174,838 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,838 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521865204	SCHEDULE 13D	Page 11 of 13

Item 1.	Security and Issuer

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the Common Stock, par value $0.01 (the “Shares”), issued by Lear Corporation  (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 8, 2013 and amended by Amendment No. 1 thereto (as amended, the “Initial Schedule 13D”), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended to add the following paragraphs at the end thereof:

On February 14, 2013, certain of the Reporting Persons delivered a letter to the Issuer (the “Notification Letter”), notifying the Issuer, in accordance with the Issuer’s bylaws, that certain of the Reporting Persons intend to appear at the Issuer’s 2013 Annual Meeting to nominate and seek to elect the three individuals named in the Notification Letter to the Issuer’s eight-member board of directors. A copy of the Notification Letter is filed herewith as Exhibit E and incorporated herein by reference, and any descriptions herein of the Notification Letter are qualified in their entirety by reference to the Notification Letter.

On February 14, 2013, certain of the Reporting Persons also issued a press release (the “Press Release”) announcing the delivery of the Notification Letter to the Issuer. A copy of the Press Release is filed herewith as Exhibit F and incorporated herein by reference.

THE REPORTING PERSONS INTEND TO MAKE A FILING WITH THE SECURITIES AND EXCHANGE COMMISSION OF A PROXY STATEMENT AND AN ACCOMPANYING WHITE PROXY CARD TO BE USED TO SOLICIT PROXIES IN CONNECTION WITH THE  2013 ANNUAL MEETING OF LEAR CORPORATION. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION HAS BEEN INCLUDED IN THE NOTIFICATION LETTER FILED AS AN EXHIBIT HERETO. STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE REPORTING PERSONS FROM THE STOCKHOLDERS OF LEAR CORPORATION FOR USE AT ITS 2013 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED AND AVAILABLE, THE REPORTING PERSON’S DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF THE ISSUER. THESE MATERIALS AND OTHER MATERIALS FILED BY THE REPORTING PERSONS IN CONNECTION WITH THE SOLICITATION OF PROXIES WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV. THE DEFINITIVE PROXY STATEMENT (WHEN AVAILABLE) AND OTHER RELEVANT DOCUMENTS FILED BY THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION WILL ALSO BE AVAILABLE, WITHOUT CHARGE, BY DIRECTING A REQUEST BY MAIL OR TELEPHONE TO INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10012 (CALL TOLL FREE: (877) 750-5837).

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended to add the following:

Exhibit E: Notification Letter

Exhibit F: Press Release, dated February 14, 2013

CUSIP No. 521865204	SCHEDULE 13D	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

Marcato Capital Management LLC*

By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

/s/ Richard T. McGuire III*
Richard T. McGuire III

Marcato, L.P.

By:	Marcato Capital Management LLC, its Managing Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

Marcato II, L.P.

By:	Marcato Capital Management LLC, its Managing Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Director

Oskie Capital Management LLC

By:	/s/ David Markowitz
David Markowitz
Managing Member

/s/ David Markowitz
David Markowitz

/s/ Clive Rowe
Clive Rowe

CUSIP No. 521865204	SCHEDULE 13D	Page 13 f 13

Oskie Master Fund, LP

By:	Oskie GP, LLC, its General Partner

By:	/s/ David Markowitz
David Markowitz
Managing Member

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

 Exhibit E
NOTIFICATION LETTER

February 14, 2013

By Hand Delivery
Lear Corporation
21557 Telegraph Road
Southfield, MI 48033
Attention:  Corporate Secretary

Re:	Notice of Nomination of Candidates for Election to the Board of Directors and Stockholder Proposal to be Presented, in Each Case, at the 2013 Annual Meeting of Lear Corporation

Dear Secretary:

This notice (including Appendix I and Exhibits A and B attached hereto, this “Notice”) of the decision of Marcato, L.P. (“Marcato I”), Marcato II, L.P. (“Marcato II”), Marcato International Master Fund, Ltd. (“Marcato International”) and Oskie Master Fund, LP (“Oskie Master Fund”), record and beneficial owners of shares of common stock, par value $0.01 per share (the “Shares”) of Lear Corporation, a Delaware corporation (the “Company”), for themselves as record holders of the Shares of the Company (the “Record Holders”) and on behalf of Marcato Capital Management LLC (“Marcato”), Richard T. McGuire III (collectively with Marcato, Marcato I, Marcato II, and Marcato International, the “Marcato Stockholders”), Oskie Capital Management, LLC (“Oskie”), Clive Rowe and David Markowitz (with Oskie Master Fund, Oskie and Mr. Rowe, the “Oskie Stockholders”), (i) to propose the nomination of and nominate candidates for election to the Board of Directors (the “Board”) of the Company (the “Nomination Proposal”) and (ii) to propose the repeal of each provision or amendment to the Amended and Restated Bylaws of the Company, as amended (the “Bylaws”) adopted by the Board subsequent to November 9, 2009, which is the date of the last publicly available Bylaws, without the approval of the stockholders of the Company (the “Stockholder Proposal”), in each case at the 2013 Annual Meeting of stockholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “2013 Annual Meeting”), is being delivered in accordance with the requirements set forth under the Bylaws.  As used herein, the term “Group” shall mean the Record Holders together with Marcato, Mr. McGuire, Oskie, Mr. Markowitz and Mr. Rowe.

Marcato I represents that, as of February 14, 2013, it is the holder of record of 1,000 Shares that it is entitled to vote at the 2013 Annual Meeting, and it intends to appear in person or by proxy at the 2013 Annual Meeting to make the Nomination Proposal and the Stockholder Proposal as specified in this Notice.  Marcato II represents that, as of February 14, 2013, it is the holder of record of 1,000

Notice of Nomination of Candidates and
Stockholder Proposal

Shares that it is entitled to vote at the 2013 Annual Meeting, and it intends to appear in person or by proxy at the 2013 Annual Meeting to make the Nomination Proposal and the Stockholder Proposal as specified in this Notice.  Marcato International represents that, as of February 14, 2013, it is the holder of record of 1,000 Shares that it is entitled to vote at the 2013 Annual Meeting, and it intends to appear in person or by proxy at the 2013 Annual Meeting to make the Nomination Proposal and the Stockholder Proposal as specified in this Notice.

Oskie Master Fund represents that, as of February 14, 2013, it is the holder of record of 1,000 Shares that it is entitled to vote at the 2013 Annual Meeting, and it intends to appear in person or by proxy at the 2013 Annual Meeting to make the Nomination Proposal and the Stockholder Proposal as specified in this Notice.

Nomination Proposal

Pursuant to the requirements set forth under Section 1.13 of Article I of the Bylaws (the “Nomination Requirements”), this Notice sets forth with respect to each of the Nominees (as defined below) all information relating to such Nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including such Nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director, if elected).  This Notice also attaches as Exhibit A hereto a copy of signed consents executed by each of the Nominees to being named as nominees and to serving as directors of the Company, if elected.

In addition, pursuant to the Nomination Requirements, this Notice sets forth as to the stockholders giving notice and the beneficial owners, if any, on whose behalf the nomination is made (i) the name and address of each such stockholder, as they appear on the Company’s books, and of such beneficial owner, (ii) the class or series and number of shares of capital stock of the Company which are owned beneficially and of record by such stockholder and beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the nomination among such stockholders and/or such beneficial owners, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including the Nominees, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date hereof by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Company, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to shares of stock of the Company, (v) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to

Notice of Nomination of Candidates and
Stockholder Proposal

appear in person or by proxy at the meeting to propose such nomination, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to elect the nominee and/or (b) otherwise solicit proxies or votes from stockholders in support of such nomination and (vii) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.

Stockholder Proposal

In addition, pursuant to the requirements set forth under Section 1.13 of Article I of the Bylaws relating to the proposal of business other than nominations for director (the “Stockholder Proposal Requirements”), this Notice sets forth as to the stockholders giving notice and the beneficial owners, if any, on whose behalf the Stockholder Proposal is made (A) as to such Stockholder Proposal (i) a brief description of the Stockholder Proposal, (ii) the text of the Stockholder Proposal (including the text of any resolutions proposed for consideration), (iii) the reasons for bringing such Stockholder Proposal at the 2013 Annual Meeting, (iv) and any material interest in the Stockholder Proposal of the members of the Group, and (B) as to the members of the Group giving this Notice (i) the name and address of each such stockholder, as they appear on the Company’s books, and of such beneficial owner, (ii) the class or series and number of shares of capital stock of the Company which are owned beneficially and of record by such stockholder and beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the Stockholder Proposal among such stockholders and/or such beneficial owners, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date hereof by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Company, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to shares of stock of the Company, (v) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such Stockholder Proposal, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to approve or adopt the Stockholder Proposal and/or (b) otherwise solicit proxies or votes from stockholders in support of such Stockholder Proposal and (vii) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a

Notice of Nomination of Candidates and
Stockholder Proposal

proxy statement or other filings required to be made in connection with solicitations of proxies for the Stockholder Proposal pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.

I.	Notice of Nomination of Candidates for Election to the Board.

The Record Holders for themselves as record holders of Shares of the Company and on behalf of the other members of the Group, hereby propose the nomination of and nominate the following individuals (the “Nominees”) for election to the Board:

—	Richard T. McGuire III

—	David M. Markowitz

—	Enrico Digirolamo

In addition to the foregoing, the Record Holders reserve the right to further nominate, substitute or add additional persons in the event (a) the Company purports to increase the number of directorships, and/or (b) the Company makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees or any additional nominee nominated pursuant to the preceding clauses (a) and/or (b), and/or (c) any Nominee is unable or hereafter becomes unwilling for any reason to serve as a director.  Additional nominations made pursuant to the preceding clauses (a) and/or (b) are without prejudice to the position of the Record Holders that any attempt to change the size of the Board or disqualify any of the Nominees through Bylaw amendments or otherwise would constitute unlawful manipulation of the Company’s corporate machinery.  The Record Holders further reserve the right to nominate fewer than all of the individuals listed above and/or to re-designate one or more of such individuals as alternate nominees.

The Group may elect in its proxy statement to seek authority in accordance with Rule 14a-4(d) of the Exchange Act to vote for nominees named in the Company’s proxy statement; provided that any such election by the Group shall, pursuant to Rule 14a-4(d) of the Exchange Act, include the following: (i) the Group shall seek authority to vote in the aggregate for the number of director positions then subject to election, (ii) the Group shall represent that it will vote for all the Company’s nominees, other than those Company nominees specified in the Group’s proxy statement, (iii) the Group shall provide each Company security holder an opportunity to withhold authority with respect to any other Company nominee by writing the name of that nominee on the form of proxy, and (iv) the Group shall state on the form of proxy and in the proxy statement that there is no assurance that the Company’s nominees will serve if elected with any of the Group’s nominees.

Notice of Nomination of Candidates and
Stockholder Proposal

Pursuant to Section 1.7 of Article I of the Bylaws, directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which, as of the tenth (10th) day preceding the date the corporation first provides notice of such meeting in accordance with Section 1.3 of Article I of the Bylaws, the number of nominees exceeds the number of directors to be elected.

A.	Nomination Requirements with respect to each of the Nominees

As required by Section 1.13 of Article I of the Bylaws, the following information constitutes all of the information relating to the Nominees required to be set forth in this Notice pursuant to the Nomination Requirements.  To the extent that information set forth at any point in this Notice is responsive to a specific item required pursuant to the Nomination Requirements, each such item required shall be deemed to incorporate such other information, no matter where such information appears in this Notice.  To the extent additional information is provided regarding the persons making the solicitation, such information is provided voluntarily for context or completeness.  All information set forth herein relating to the Nominees has been furnished to the Record Holders by the Nominees.

Nominees

Richard T. McGuire III (36):

(a)           Mr. McGuire’s business address is One Montgomery Street, Suite 3250, San Francisco, CA 94104 and his residence address is 2545 Lyon Street, San Francisco, CA 94123;

(b)           Set forth in Appendix I attached hereto, which is incorporated herein by reference, is the principal occupation or employment of Mr. McGuire;

(c)           Mr. McGuire beneficially owns 5,034,986 Shares as of the date hereof;1 and

(d)           Mr. McGuire entered into an Engagement and Indemnification Agreement with Marcato, as described in Section I(B)(vii) of this Notice below.  Other than the foregoing, there are no other arrangements or understandings between the Group and Mr. McGuire and any other person or persons pursuant to which Mr. McGuire’s nomination is to be made by the Record Holders.

_________________

1	Includes Shares underlying options to purchase Shares that are exercisable within 60 days.

Notice of Nomination of Candidates and
Stockholder Proposal

David Markowitz (40)

(a)           Mr. Markowitz’s business address is 10 East 53rd Street, 31st Floor, New York, NY 10022 and his residence address is 29975 Bolingbrook Road, Pepper Pike, OH 44124;

(b)           Set forth in Appendix I attached hereto, which is incorporated herein by reference, is the principal occupation or employment of Mr. Markowitz;

(c)           Mr. Markowitz beneficially owns 368,683 Shares as of the date hereof;2 and

(d)           Mr. Markowitz entered into an Engagement and Indemnification Agreement with Marcato, as described in Section I(B)(vii) of this Notice below.  Other than the foregoing, there are no other arrangements or understandings between the Group and Mr. Markowitz and any other person or persons pursuant to which Mr. Markowitz’s nomination is to be made by the Record Holders.

Enrico Digirolamo (58)

(a)           Mr. Digirolamo’s business address is 2775 Sanders Road, Northbrook, IL 60062 and his residence address is 46222 Galway Drive, Novi, MI 48374;

(b)           Set forth in Appendix I attached hereto, which is incorporated herein by reference, is the principal occupation or employment of Mr. Digirolamo;

(c)           Mr. Digirolamo does not own any Shares as of the date hereof; and

(d)           Mr. Digirolamo entered into an Engagement and Indemnification Agreement with Marcato, as described in Section I(B)(vii) of this Notice below.  Other than the foregoing, there are no other arrangements or understandings between the Group and Mr. Digirolamo and any other person or persons pursuant to which Mr. Digirolamo’s nomination is to be made by the Record Holders.

B.           Nomination Requirements with respect to the Members of the Group

(i)           The names and addresses of the members of the Group, as they appear on the Company’s books, if applicable, are set forth in the table below:

_________________

2	Includes Shares underlying options to purchase Shares that are exercisable within 60 days.

Notice of Nomination of Candidates and
Stockholder Proposal

Name of Group Member	Address
Marcato Capital Management LLC Marcato, L.P. Marcato II, L.P. Richard T. McGuire III	One Montgomery Street Suite 3250 San Francisco, CA 94104
Marcato International Master Fund, Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way, Camana Bay
Grand Cayman, Cayman Islands
KY1-9007

and

c/o Marcato Capital Management LLC
One Montgomery Street
Suite 3250
San Francisco, CA 94104

Oskie Capital Management LLC Oskie Master Fund, LP David Markowitz Clive Rowe	10 East 53rd Street 31st Floor New York, NY 10022

(ii)           The class or series and number of shares of capital stock of the corporation which are owned beneficially and of record by such stockholder and beneficial owner are set forth in the table below:

Name of Group Member	Class or Series and Number of Shares of Capital Stock Owned Beneficially and of Record3
Marcato Capital Management LLC	Beneficial ownership: 5,034,986
Ownership of Record: 0
Marcato, L.P.	Beneficial ownership: 1,171,723
Ownership of Record: 1,000
Marcato II, L.P.	Beneficial ownership: 151,853
Ownership of Record: 1,000
Marcato International Master Fund, Ltd.	Beneficial ownership: 3,711,410
Ownership of Record: 1,000
Richard T. McGuire III	Beneficial ownership: 5,034,986
Ownership of Record: 0

______________

3	Amounts of beneficial ownership include Shares underlying options to purchase Shares that are exercisable within 60 days.

Notice of Nomination of Candidates and
Stockholder Proposal

Name of Group Member	Class or Series and Number of Shares of Capital Stock Owned Beneficially and of Record3
David Markowitz	Beneficial ownership: 368,683
Ownership of Record: 0
Oskie Capital Management LLC	Beneficial ownership: 368,683
Ownership of Record: 0
Oskie Master Fund, LP	Beneficial ownership: 174,838
Ownership of Record: 1,000
Clive Rowe	Beneficial ownership: 368,683
Ownership of Record: 0

(iii)           The Record Holders have agreed to nominate the Nominees and, together with the other members of the Group, to cooperate toward the election of such Nominees, to share expenses in connection with such nominations and otherwise use their joint efforts to secure the election of the Nominees.  On February 7, 2013, Oskie on behalf of the Oskie Stockholders and Marcato on behalf of the Marcato Stockholders, entered into an agreement (the “Agreement”) thereby forming a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which consists of the members of the Group.  The Agreement is attached to the Schedule 13D filed by the Group on February 8, 2013 (the “Group Schedule 13D”), and the summary of the Agreement provided herein is qualified by reference to the full text of the Agreement, which is attached to the Group Schedule 13D as Exhibit C thereto and hereby incorporated herein by reference.  Under the Agreement, each member of the Group has agreed (a) not to sell, assign, transfer or otherwise dispose of (any such transaction being herein collectively called a “Transfer”), or to advise any of its affiliates to Transfer, all or any of the securities of the Issuer beneficially owned by it, (b) not to purchase or otherwise acquire (any such transaction being herein collectively called a “Purchase”), or to advise any of its affiliates to Purchase, any beneficial ownership of any of the securities of the Issuer, in each case, without first providing the other members of the Group advance notice of such Transfer, (c) to, during the term of the Agreement, retain, and not in any way compromise or encumber, the right to vote any securities of the Issuer beneficially owned by it, (d) to attend the 2013 Annual Meeting, in person or by proxy, such that all Shares held by such member of the Group and its affiliates are represented at the 2013 Annual Meeting, (e) to vote such Shares at the 2013 Annual Meeting, in person or by proxy, in favor of the persons nominated by one or more affiliates of Marcato or Oskie to the Issuer’s board of directors, and in favor of any ancillary or procedural actions or matters related to giving effect or required to effect the approval of the foregoing, and (f) not to vote any securities of the Issuer other than as set forth in clause (e) at the 2013 Annual Meeting.

Under the Agreement, each of Oskie and Marcato has agreed to be responsible for all costs and expenses incurred by such Group member in connection with the Agreement, its investments in the Issuer and the actions and transactions

Notice of Nomination of Candidates and
Stockholder Proposal

contemplated by the Agreement or the Group Schedule 13D.  In the event that Oskie and Marcato agree to incur certain out-of-pocket, third-party expenses (including, without limitation, fees and disbursements of counsel or accounting or valuation firms) jointly, each shall be responsible for its Share (as defined below) of such expenses.  For the purposes of the Agreement, Oskie’s or Marcato’s “Share”, as the case may be, shall be a fraction, expressed as a percentage, the numerator of which is the total number of Shares as to which the Oskie Reporting Persons or the Marcato Reporting Persons, as the case may be, have voting and dispositive power and the denominator of which is the total number of Shares to which the Group Schedule 13D, as amended from time to time, relates.  The Agreement will terminate upon the earlier to occur of (x) July 1, 2015, unless such date is extended by agreement of the parties thereto and (y) the date on which the parties mutually agree to terminate the Agreement.

In consideration of the Nominees’ agreement to be nominees for election to the Board, Marcato and each Nominee has entered into an Engagement and Indemnification Agreement, pursuant to which each Nominee has agreed that such Nominee shall not be entitled to receive any cash or other consideration from the Group in respect of Nominee’s agreement to be a nominee for election to the Board of Directors of the Company and to be named as such in the proxy soliciting materials related to the Annual Meeting, whether or not Nominee is elected to the Board of Directors of the Company.  Pursuant to the Engagement and Indemnification Agreement, Marcato has agreed to indemnify each Nominee for expenses arising out of claims made or threatened against such Nominee in connection with such Nominee’s nomination to the Board of Directors of the Company.

(iv)           Certain of the Marcato Stockholders have entered into swaps with respect to the Shares. Under the terms of the swaps, (a) the relevant Marcato Stockholder will be obligated to pay to the counterparty any negative price performance of the specified notional number of Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (b) the counterparty will be obligated to pay the relevant Marcato Stockholder any positive price performance of the specified notional number of Shares subject to the swaps as of the expiration date of the swaps. Any dividends received by the counterparty on such notional Shares during the term of the swaps will be paid to the relevant Marcato Stockholder. All balances will be settled in cash. The Marcato Stockholders’ counterparty for the swaps is Morgan Stanley Capital Services LLC.  The swaps do not give the Marcato Stockholders direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the members of the Group disclaim any beneficial ownership of any Shares that may be referenced in the swap contracts or Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts. The number of shares specified in such swaps is 89,046 with respect to Marcato I, 12,826 with respect to Marcato II, and 516,168 with respect to Marcato International.

Notice of Nomination of Candidates and
Stockholder Proposal

The Marcato Stockholders hold options to purchase 2,383,440 Shares pursuant to various American-style call options with strike prices ranging from $0 to $55 and exercisable through dates ranging from March 16, 2013 to February 5, 2015. None of the options gives the Marcato Stockholders direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Company prior to exercise.  The number of shares underlying such options to purchase is 531,185 with respect to Marcato I, 69,154 with respect to Marcato II and 1,783,101 with respect to Marcato International.

The Marcato Stockholders hold options to sell 1,997,180 Shares pursuant to various put options with strike prices ranging from $25 to $40 and exercisable through dates ranging from March 16, 2013 to February 5, 2015.  None of the options gives the counterparty direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.  The number of shares underlying such options to sell is 444,986 with respect to Marcato I, 57,765 with respect to Marcato II and 1,494,429 with respect to Marcato International.

The Oskie Reporting Persons hold options to purchase 200,000 Shares pursuant to various listed American-style call options with strike prices of $50 and exercisable through dates ranging from February 16, 2013 to March 16, 2013.  None of the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Company or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.  The number of shares underlying such options to purchase is 94,800 with respect to Oskie Master Fund and 105,200 with respect to Oskie on behalf of its managed account.

(v)           Marcato I represents that, as of February 14, 2013, it is the holder of record of 1,000 Shares that it is entitled to vote at the 2013 Annual Meeting, and it intends to appear in person or by proxy at the 2013 Annual Meeting to make the Nomination Proposal as specified in this Notice.  Marcato II represents that, as of February 14, 2013, it is the holder of record of 1,000 Shares that it is entitled to vote at the 2013 Annual Meeting, and it intends to appear in person or by proxy at the 2013 Annual Meeting to make the Nomination Proposal as specified in this Notice.  Marcato International represents that, as of February 14, 2013, it is the holder of record of 1,000 Shares that it is entitled to vote at the 2013 Annual Meeting, and it intends to appear in person or by proxy at the 2013 Annual Meeting to make the Nomination Proposal as specified in this Notice.  Oskie Master Fund represents that, as of February 14, 2013, it is the holder of record of 1,000 Shares that it is entitled to vote at the 2013 Annual Meeting, and it intends to appear in person or by proxy at the 2013 Annual Meeting to make the Nomination Proposal as specified in this Notice.  Details of the record and beneficial ownership of Company securities by the members of the Group are set forth in Sections I(B)(ii) and I(B)(iv) of this Notice and on Appendix I hereto, each of which is incorporated herein by reference.

Notice of Nomination of Candidates and
Stockholder Proposal

(vi)           The Record Holders represent that they are part of a group consisting of the members of the Group that intends to (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to elect the Nominees and/or (b) otherwise solicit proxies or votes from stockholders in support of such nominations.

(vii)           Other Information relating to the Nominees required pursuant to Regulation 14A of the Exchange Act:

As required by the Nomination Requirements, the following information constitutes any other information relating to the Nominees required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act.  To the extent applicable, the information set forth in Appendix I is incorporated herein by reference.

Item 4.  Persons Making the Solicitation.

(b)
The solicitation for election of the Nominees will be made by the Group.  By virtue of Instruction 3 of Item 4 of Schedule 14A, the Record Holders, the other members of the Group and the Nominees (collectively, the “Nomination Participants”) may be considered participants in the solicitation.

Proxies may be solicited by mail, facsimile, telephone, telegraph, electronic mail, internet, in person and by advertisements.  Solicitations may also be made by certain of the respective directors, officers, members and employees of the members of the Group, none of whom will, except as described in Appendix I attached hereto, which is incorporated herein by reference, or elsewhere in this Notice, receive additional compensation for such solicitation.  The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as nominees.

Marcato has retained Innisfree M&A Incorporated (“Innisfree”) for solicitation and advisory services in connection with solicitations relating to the 2013 Annual Meeting.  Innisfree will receive a fee not to exceed $400,000 and reimbursement of reasonable out-of-pocket expenses for its services to the Group in connection with the solicitation.  Approximately 50 people may be employed by Innisfree to solicit proxies from the Company’s stockholders for the 2013 Annual Meeting.  Marcato has agreed to indemnify Innisfree in its capacity as solicitation agent against certain liabilities and expenses in connection with the solicitation.  Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of Shares held as of the record date.  Marcato will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

Notice of Nomination of Candidates and
Stockholder Proposal

The entire expense of soliciting proxies for the 2013 Annual Meeting by the Group or on the Group’s behalf is being borne by the members of the Group. The Group will not seek reimbursement of such costs from the Company.  The Group anticipates that the total expenses that it will incur in furtherance of, or in connection with, the solicitation of proxies for the 2013 Annual Meeting will be approximately $1,500,000.  The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation.

Item 5.  Interest of Certain Persons in Matters to be Acted Upon.

(b)(1)
Information as to any substantial interest, direct or indirect, by security holdings or otherwise, in the Nomination Proposal with respect to the Nomination Participants is set forth herein.  Except as otherwise set forth in in Sections I(B)(ii) and I(B)(iv) of this Notice and on Appendix I hereto, each of which is incorporated herein by reference, none of the Nomination Participants beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company.

As of February 14, 2013, Marcato I is the direct record owner of 1,000 Shares and the beneficial owner of 1,171,723 Shares, Marcato II is the direct record owner of 1,000 Shares and the beneficial owner of 151,853 Shares, Marcato International is the direct record owner of 1,000 Shares and the beneficial owner of 3,711,410 Shares.  As of February 14, 2013, Oskie Master Fund is the direct record owner of 1,000 Shares and the beneficial owner of 174,838 Shares.

In addition, as of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 5,034,986 Shares constituting 5.3% of the Shares, (ii) Marcato I may be deemed to be the beneficial owner of 1,171,723 Shares, constituting 1.2% of the Shares, (iii) Marcato II may be deemed to be the beneficial owner of 151,853 Shares, constituting 0.2% of the Shares, (iii) Marcato International may be deemed to be the beneficial owner of 3,711,410 Shares, constituting 3.9% of the Shares, each based upon 95,704,487 Shares outstanding as of February 8, 2013, and (iv) Oskie and Mr. Markowitz may be deemed to be the beneficial owners of 368,683 Shares constituting 0.4% of the Shares.  Marcato I may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,171,723 Shares.  Marcato II may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 151,853 Shares.  Marcato International may be deemed to have the shared power to vote or direct vote of (and the shared power to dispose or direct the disposition of) 3,711,410 Shares.  Marcato, as the general partner of Marcato I, Marcato II and the investment manager of Marcato International, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares.  By virtue of

Notice of Nomination of Candidates and
Stockholder Proposal

Mr. McGuire's position as managing member of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.  Mr. Markowitz, as Portfolio Manager of Oskie, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Oskie Shares.  By virtue of Mr. Markowitz's position as Portfolio Manager of Oskie, Mr. Markowitz may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Oskie Shares and, therefore, Mr. Markowitz may be deemed to be the beneficial owner of the Oskie Shares.  By virtue of Mr. Rowe’s position as head of research of Oskie, Mr. Rowe may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Oskie Shares and, therefore, Mr. Rowe may be deemed to be the beneficial owner of the Oskie Shares.  The names and addresses of the other Nomination Participants are set forth above.  The number of Shares set forth above includes options to purchase Shares that are exercisable within the next 60 days.

Certain of the Marcato Stockholders have entered into swaps with respect to the Shares.  Under the terms of the swaps, (a) the relevant Marcato Stockholder will be obligated to pay to the counterparty any negative price performance of the specified notional number of Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (b) the counterparty will be obligated to pay the relevant Marcato Stockholder any positive price performance of the specified notional number of Shares subject to the swaps as of the expiration date of the swaps. Any dividends received by the counterparty on such notional Shares during the term of the swaps will be paid to the relevant Marcato Stockholder. All balances will be settled in cash.  The Marcato Stockholders’ counterparty for the swaps is Morgan Stanley Capital Services LLC.  The swaps do not give the Marcato Stockholders direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.  Accordingly, the members of the Group disclaim any beneficial ownership of any Shares that may be referenced in the swap contracts or Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.  The number of shares specified in such swaps is 89,046 with respect to Marcato I, 12,826 with respect to Marcato II, and 516,168 with respect to Marcato International.

The Marcato Stockholders hold options to purchase 2,383,440 Shares pursuant to various American-style call options with strike prices ranging from $0 to $55 and exercisable through dates ranging from March 16, 2013 to February 5, 2015. None of the options gives the Marcato Stockholders direct or indirect

Notice of Nomination of Candidates and
Stockholder Proposal

voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Company prior to exercise.  The number of shares underlying such options to purchase is 531,185 with respect to Marcato I, 69,154 with respect to Marcato II and 1,783,101 with respect to Marcato International.

The Marcato Stockholders hold options to sell 1,997,180 Shares pursuant to various put options with strike prices ranging from $25 to $40 and exercisable through dates ranging from March 16, 2013 to February 5, 2015.  None of the options gives the counterparty direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.  The number of shares underlying such options to sell is 444,986 with respect to Marcato I, 57,765 with respect to Marcato II and 1,494,429 with respect to Marcato International.

The Oskie Reporting Persons hold options to purchase 200,000 Shares pursuant to various listed American-style call options with strike prices of $50 and exercisable through dates ranging from February 16, 2013 to March 16, 2013.  None of the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Company or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.  The number of shares underlying such options to purchase is 94,800 with respect to Oskie Master Fund and 105,200 with respect to Oskie on behalf of its managed account.

Mr. McGuire could be considered to have an interest in the Nomination Proposal indirectly through his profit interests in the Shares held by the Marcato Stockholders as described below and through investments in certain of the Marcato Stockholders.  In connection with his employment by Marcato, Mr. McGuire has a participatory interest in the profits derived by its affiliated entities from their investment in certain companies, including the Company.

Mr. Markowitz and Mr. Rowe could be considered to have an interest in the Nomination Proposal indirectly through their respective profit interests in the Shares held by the Oskie Stockholders as described below and through investments in certain of the Oskie Stockholders.  In connection with their employment by Oskie, Mr. Markowitz and Mr. Rowe each has a participatory interest in the profits derived by its affiliated entities from their investment in certain companies, including the Company.

The Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of compensation the Nominees will receive from the Company as a director, if elected to the Board, and as described elsewhere in this Notice.

Notice of Nomination of Candidates and
Stockholder Proposal

(i)	Set forth in Appendix I attached hereto, which is incorporated herein by reference, are the names and business addresses of each of the Nomination Participants.

(ii)
Set forth in Appendix I attached hereto, which is incorporated herein by reference, are (a) the present principal occupation or employment of each of the Nomination Participants and (b) the present principal occupation or employment of each of the Nominees and the name, principal business and address of any corporation or other organization in which such employment is carried on.

(iii)	During the past ten years, no Nomination Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(iv), (v), (vi), (vii), (ix) and (x)
Except as set forth in this Item 5(b)(1) of Section I(B)(vii) or in Sections I(B)(ii) and I(B)(iv) of this Notice and on Appendix I hereto, each of which is incorporated herein by reference, no Nomination Participant, and no associate of any Nomination Participant, owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company, or any parent or subsidiary of the Company, nor has any Nomination Participant purchased or sold any securities of the Company within the last two years.  Set forth in Appendix I hereto are transactions in the Company’s securities effected by each of the Nomination Participants within the past two years. The Shares owned by the Oskie Stockholders were acquired by such Oskie Stockholders using prime brokerage account margin borrowing and cash on hand.  The Shares owned by the Oskie Stockholders may be held in brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing in connection with purchasing, borrowing or holding of securities, and such Shares may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and terms, together with all other securities held therein.

(viii)
Except as set forth in Appendix I hereto or elsewhere in this Notice (including the response to Item 5(b)(1) of Section I(B)(vii) provided herein), no Nomination Participant is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies.

(xi)
Item 5(b)(xi) cross-references the information required by Item 404(a) of Regulation S-K of the Exchange Act with respect to each Nomination Participant in the solicitation or any associates of such Nomination Participant.  Such information is set forth below:

Notice of Nomination of Candidates and
Stockholder Proposal

Item 404(a) of Regulation S-K.  Except as set forth above and in Sections I(B)(ii) and I(B)(iv) and on Appendix I hereto, each of which is incorporated herein by reference, no Nomination Participant and no associate of any Nomination Participant has had or will have a direct or indirect material interest in any transaction since the beginning of the Company’s last fiscal year or any currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000.

(xii)(A) and (B).
According to the Company’s public filings, each non-employee director receives an annual cash retainer of $110,000 and $1,500 for each board of directors’ and stockholders’ meeting attended in excess of twelve in a calendar year.  The additional cash retainer for the Presiding Director, if any, and the Chairman of each of the Compensation Committee and the Nominating Committee is $10,000 and the additional cash retainer for the Chairman of the Audit Committee is $20,000.  Meeting fees for special committees of the Board are set by the Board at the time of the formation of the special committee.  Pursuant to the Company’s Outside Directors Compensation Plan, each non-employee director received an annual unrestricted grant of Company common stock approximately equal in value to $130,000 and subject to certain stock ownership guidelines.

The Group believes that the Company maintains, at its expense, a policy of insurance which insures its directors and officers.  The Bylaws also contain provisions that provide for indemnification of directors, unless otherwise prohibited by law.  The Amended and Restated Certificate of Incorporation of the Company (as amended, the “Certificate of Incorporation”) contains provisions eliminating the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to some exceptions.  The Group expects that the Nominees, if elected, will be indemnified for service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the Bylaws and the Certificate of Incorporation.  The Group also believes that, upon election, the Nominees will be covered by the Company’s officer and director liability insurance.

The Nomination Participants disclaim any responsibility for the accuracy of the foregoing information extracted from the Company’s public filings.

In consideration of the Nominees’ agreement to be nominees for election to the Board, Marcato and each Nominee has entered into an Engagement and Indemnification Agreement described in Section I(B)(iii) above, a form of which is attached hereto as Exhibit B.

Notice of Nomination of Candidates and
Stockholder Proposal

Pursuant to the Engagement and Indemnification Agreements described in Section I(B)(iii) above, Marcato has agreed to indemnify the Nominees against losses incurred in connection with their service as nominees for election as directors of the Company and in connection with the solicitation of proxies in respect thereof, to the extent that indemnification is not otherwise available, including from the Company, and to reimburse the Nominees for out-of-pocket expenses incurred in their capacity as nominees, including, without limitation, reimbursement for reasonable travel expenses.

Except as set forth in Item 5(b)(1) of Section I(B)(vii) or in Appendix I, the Nominees will not receive any compensation from the Group to serve as nominees for election or as a director, if elected, of the Company.  Each Nominee has executed a written consent agreeing to be a nominee for election as a director of the Company and to serve as a director if so elected, which consents are attached hereto as Exhibit A.  Other than as set forth herein or in Appendix I, no Nomination Participant and no associate of any Nomination Participant has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

(b)(2)	The information required to be disclosed in this item with respect to the Nomination Participants is disclosed in response to Item 5(b)(1) of Section I(B)(vii).

Item 7.  Directors and Executive Officers.

(a)
Item 7(a) cross-references the information required by instruction 4 to Item 103 of Regulation S-K of the Exchange Act with respect to nominees of the persons making the solicitation.  Such information is set forth below:

Instruction 4 of Item 103 to Regulation S-K.  There are no material proceedings in which the Nominees or any of their respective associates is a party adverse to the Company or any of its subsidiaries, or material proceedings in which such Nominee or any such associate has a material interest adverse to the Company or any of its subsidiaries.

(b)
Item 7(b) cross-references the information required by Item 401, Items 404(a) and (b), Item 405, and Items 407(d)(4), (d)(5) and (h) of Regulation S-K of the Exchange Act with respect to the nominees of the person making the solicitation.  Such information is set forth below:

Item 401 of Regulation S-K.

(a) and (e). Each Nominee has executed a consent to being named as a Nominee and to serving as a director of the Company, if so

Notice of Nomination of Candidates and
Stockholder Proposal

elected.  Copies of such consents are attached hereto as Exhibit A.  The initial term of each Nominee, if elected, would be until the 2014 annual meeting of the Company and until their successors are duly elected and qualified in accordance with the Bylaws.

The following information is set forth in Appendix I attached hereto with respect to each Nominee and is incorporated herein by reference:  name, age, any position and office with the Company held by each such Nominee, and the term thereof, business experience during the past five years (including principal occupation and employment during the past five years and the name and principal business of any corporation or other organization in which such occupation or employment was carried on), a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the Nominee should serve as a director for the Company as of the date hereof, in light of the Company’s business and structure (including such material information beyond the past five years and information on the Nominee’s particular area of expertise or other relevant qualifications), and any directorships held by such person during the past five years in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.  Except as set forth in Appendix I or elsewhere in this Notice, no occupation or employment is or was, during such period, carried on by any Nominee with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and none of the Nominees has ever served on the Board.

Marcato has agreed to indemnify the Nominees and to reimburse the Nominees for certain expenses, as described above; provided, however, that pursuant to the Agreement, expenses will be shared by the members of the Group as provided therein and described in Section I(B)(iii) above, which is incorporated herein by reference.

Other than as set forth in the response to Item 5(b)(1) of Section I(B)(vii) or in Appendix I attached hereto, each of which is incorporated herein by reference, there are no arrangements or understandings between the Nominees and any other party pursuant to which any such nominee was or is to be selected as a director or nominee.

(b), (c), and (g). These provisions of Item 401 of Regulation S-K are not applicable to the Nominees.

(d). There exist no family relationships between any Nominee and any director or executive officer of the Company.

Notice of Nomination of Candidates and
Stockholder Proposal

(f). During the last ten years, the Nominees have not been involved in any of the events described in Item 401(f) of Regulation S-K and that are material to an evaluation of the ability or integrity of any such nominee to become a director of the Company.

Item 404(a) of Regulation S-K.  The response to Item 5(b)(1)(xi) of Section I(B)(vii) is incorporated herein by reference.

Item 404(b) of Regulation S-K.  This provision is not applicable to the Nominees.

Item 405 of Regulation S-K.  This provision is not applicable to the Nominees because the Nominees are not directors, officers or ten percent holders of the Company.

Item 407(d)(4), (d)(5) and (h) of Regulation S-K.  These provisions are not applicable to the Nominees.

(c)	Item 7(c) cross-references the information required by Item 407(a) of Regulation S-K of the Exchange Act.

Item 407(a) of Regulation S-K.  The corporate governance guidelines of the Company, which are available on the Company’s website at http://ir.lear.com/common/download/download.cfm?companyid=LEA&fileid=273909&filekey=24651874-ad8f-4845-9116-8dfba2731b2b&filename=guidelines.pdf, set forth guidelines to assist the Board in making a determination whether a director has a material relationship with the Company.  No member of the Group has any knowledge of any facts that would prevent the determination that each of the Nominees is independent under the applicable standards.

(d)
Item 7(d) cross-references the information required by Item 407(b), (c)(1), (c)(2), (d)(1), (d)(2), (d)(3), (e)(1), (e)(2), (e)(3) and (f) of Regulation S-K of the Exchange Act.  These provisions are not applicable to the Nominees.

(e)	Item 7(e) is not applicable to the Nominees.

(f)	Item 7(f) is not applicable to the Nominees.

(g)	Item 7(g) is not applicable to the Nominees.

Item 8.  Compensation of Directors and Executive Officers.

Item 8 cross-references the information required by Item 402 and paragraphs (e)(4) and (e)(5) of Item 407 of Regulation S-K of the Exchange Act with

Notice of Nomination of Candidates and
Stockholder Proposal

respect to each nominee of the person making the solicitation and associates of such nominee.  Such information is set forth below:

Item 402 of Regulation S-K.

(a)-(j). None of the Nominees or any of their respective associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in, these paragraphs of Item 402 of Regulation S-K.

(k). The response to Item 5(b)(1)(xii)(A) and (B) of Section I(B)(vii) is incorporated herein by reference.  Other than as set forth herein, no member of the Group is aware of any other arrangements pursuant to which any director of the Company was to be compensated for services during the Company’s last fiscal year.

(l)-(s). Item 8 cross references the information required by paragraphs (l) through (s) of Item 402 of Regulation S-K.  These provisions are not applicable to the Nominees.

Item 407(e)(4) of Regulation S-K.  Except as otherwise disclosed in response to Item 5(b)(1)(xi) of Section I(B)(vii), there are no interlocking relationships that would have required disclosure under these paragraphs of Item 407 of Regulation S-K, had the Nominees been directors of the Company.

Item 407(e)(5) of Regulation S-K.  This provision is not applicable to the Nominees.

II.	Notice of Stockholder Proposal.

As required by Section 1.13 of Article I of the Bylaws, the following information constitutes all of the information relating to the Stockholder Proposal required to be set forth in this Notice pursuant to the Stockholder Proposal Requirements.  To the extent that information set forth at any point in this Notice is responsive to a specific item required pursuant to the Stockholder Proposal Requirements, each such item required shall be deemed to incorporate such other information, no matter where such information appears in this Notice.  To the extent additional information is provided regarding the persons making the solicitation, such information is provided voluntarily for context or completeness.

Notice of Nomination of Candidates and
Stockholder Proposal

A.           Stockholder Proposal Requirements.

(i)           Pursuant to Section 6.6 of Article VI of the Bylaws and Article V(B) of the Certificate of Incorporation, the Board is authorized to make, alter, amend or repeal the Bylaws without the approval of the stockholders.  The Group believes that the stockholders of the Company should have the opportunity to amend or repeal any amendments unilaterally adopted by the Board subsequent to November 9, 2009, which is the date of the last publicly available Bylaws.

(ii)           The Record Holders intend to present the following resolution for a vote of stockholders at the 2013 Annual Meeting:

RESOLVED, that each provision or amendment of the Bylaws adopted by the Board without the approval of the Company’s stockholders subsequent to November 9, 2009 (purportedly the last date of reported changes) and prior to the approval of this resolution be, and they hereby are, repealed, effective as of the time this resolution is approved by the Company’s stockholders.

(iii)           The reason for the Stockholder Proposal is described above.

(iv)           The response to Item 5(b)(1) of Section I(B)(vii) with respect to the Nomination Proposal is incorporated herein by reference mutatis mutandis with respect to the Stockholder Proposal.  To the extent that the adoption of the Stockholder Proposal could have the effect of counteracting any unilateral adoption, amendment or repeal of the Bylaws by the Board that purports to impede the effectiveness of the Nomination Proposal, negatively impact the Group’s ability to solicit and/or obtain proxies from stockholders of the Company, countermine the will of the stockholders of the Company expressed in those proxies or modify the Company’s corporate governance regime, the Group could be considered to have an interest in the Stockholder Proposal.  The Group intends to vote the Shares owned by it in favor of the Stockholder Proposal.  Except as otherwise set forth in this Notice, the Group has no material interest in the Stockholder Proposal.

Pursuant to Section 6.6 of Article VI of the Bylaws, adoption of the Stockholder Proposal requires the affirmative vote of the holders of a majority in voting power of the then-outstanding shares of capital stock of the corporation entitled to vote thereon, voting together as a single class.

B.           Stockholder Proposal Requirements with respect to the Group:

(i)           The names and addresses of the members of the Group, as they appear on the Company’s books, if applicable, are set forth above in Section I(B)(i) of this Notice.

Notice of Nomination of Candidates and
Stockholder Proposal

(ii)           The class or series and number of shares of capital stock of the corporation which are owned beneficially and of record by such stockholder and beneficial owner are set forth above in Section I(B)(ii) and I(B)(iv) and on Appendix I hereto, each of which is incorporated herein by reference.

(iii)           Except as described herein and except as set forth in Section I(B)(iii) of this Notice, the members of the Group have no agreements, arrangements or understandings with respect to the Stockholder Proposal.

(iv)           All agreements, arrangement or understandings (including any derivative or short positions, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date hereof by, or on behalf of, any member of the Group, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Company, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such member of the Group, with respect to shares of stock of the Company are described above in Section I(B)(iv) of this Notice.

(v)           Marcato I represents that, as of February 14, 2013, it is the holder of record of 1,000 Shares that it is entitled to vote at the 2013 Annual Meeting, and it intends to appear in person or by proxy at the 2013 Annual Meeting to make the Stockholder Proposal as specified in this Notice.  Marcato II represents that, as of February 14, 2013, it is the holder of record of 1,000 Shares that it is entitled to vote at the 2013 Annual Meeting, and it intends to appear in person or by proxy at the 2013 Annual Meeting to make the Stockholder Proposal as specified in this Notice.  Marcato International represents that, as of February 14, 2013, it is the holder of record of 1,000 Shares that it is entitled to vote at the 2013 Annual Meeting, and it intends to appear in person or by proxy at the 2013 Annual Meeting to make the Stockholder Proposal as specified in this Notice.  Oskie Master Fund represents that, as of February 14, 2013, it is the holder of record of 1,000 Shares that it is entitled to vote at the 2013 Annual Meeting, and it intends to appear in person or by proxy at the 2013 Annual Meeting to make the Nomination Proposal as specified in this Notice.  Details of the record and beneficial ownership of Company securities by the members of the Group are set forth in Section I(B)(ii) and I(B)(iv) and on Appendix I hereto, each of which is incorporated herein by reference.

(vi)           The Record Holders represent that they are part of a group consisting of the members of the Group that intends to (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to approve or adopt the Stockholder Proposal and/or (b) otherwise solicit proxies or votes from stockholders in support of such Stockholder Proposal.

(vii)           Other Information relating to the members of the Group required pursuant to Section 14(a) of the Exchange Act:

Notice of Nomination of Candidates and
Stockholder Proposal

The following information constitutes any other information relating to the Group that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitations of proxies or consents by the Group in support of the Stockholder Proposal to be brought before the 2013 Annual Meeting pursuant to Section 14(a) under the Exchange Act.  To the extent applicable, the information set forth in Appendix I is incorporated herein by reference.

Item 4.  Persons Making the Solicitation.

(a).
The solicitation in connection with the Stockholder Proposal will be made by the Group.  By virtue of Instruction 3 of Item 4 of Schedule 14A, the members of the Group may be considered participants in the solicitation (the “Stockholder Proposal Participants”).

The information included under the heading “Item 4.  Persons Making the Solicitation” in Section I(B)(vii) of this Notice above regarding the methods of solicitation to be employed, the material features of any contract or arrangement for such solicitation with specially engaged employees or paid solicitors and the cost or anticipated cost thereof, and the names of persons by whom the cost of solicitation will be borne is incorporated herein by reference.

Item 5.  Interest of Certain Persons in Matters to be Acted Upon.

(a).
Information as to any substantial interest, direct or indirect, by security holdings or otherwise, in the Stockholder Proposal with respect to the Stockholder Proposal Participants and the Nominees is set forth herein.  Except as set forth in Section I(B)(ii) and I(B)(iv) and on Appendix I hereto, each of which is incorporated herein by reference, the Stockholder Proposal Participants, the Nominees and their associates do not beneficially own any securities of the Company or have any personal ownership interest, direct or indirect, in any securities of the Company.  The response to Item 5(b)(1) of Section I(B)(vii) with respect to the Nomination Proposal is incorporated herein by reference mutatis mutandis with respect to the Stockholder Proposal.

Except as otherwise set forth in this Notice, no associate of the Stockholder Proposal Participants or any of the Nominees has any substantial interest, direct or indirect, by security holdings or otherwise, in the Stockholder Proposal.

Item 19.  Amendment of Charter, Bylaws or Other Documents.

Pursuant to Section 6.6 of Article VI of the Bylaws and Article V(B) of the Certificate of Incorporation, the Board is authorized to make, alter, amend or repeal the Bylaws without the approval of the stockholders.  The Group believes that the stockholders of the Company should have the opportunity to amend or repeal any amendments unilaterally adopted by the Board subsequent to November 9, 2009, which is the date of the last publicly available Bylaws.  Adoption of the Stockholder Proposal

Notice of Nomination of Candidates and
Stockholder Proposal

would have the effect of repealing any provision or amendment of the Bylaws adopted by the Board subsequent to November 9, 2009 and prior to the adoption of the Stockholder Proposal without the approval of the Company’s stockholders, effective as of the time of the adoption by the Company’s stockholders of the Stockholder Proposal.

*  *  *

The information included herein represents the best knowledge of the Record Holders and the other members of the Group as of the date hereof.  The Record Holders reserve the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although except as otherwise stated herein, the Record Holders do not commit to update any information which may change from and after the date hereof.

If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of the Nominees at the 2013 Annual Meeting, or if any individual nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to any replacement nominees selected by the Record Holders on behalf of the Group.

The Record Holders reserve the right to give further notice of additional nominations or business to be made or conducted at the 2013 Annual Meeting or any other meeting of the Company’s stockholders.

The execution and delivery of this Notice shall not constitute a waiver of the rights of the Record Holders or the members of the Group to contest the validity of the Nomination Proposal, the Stockholder Proposal or any other By-law requirement or any determination made by the Company, the chairperson or the secretary of the 2013 Annual Meeting, or the Board with respect to this Notice, the Nomination Proposal, the Stockholder Proposal or the conduct of the 2013 Annual Meeting.  This Notice has been prepared and delivered in accordance with the requirements of the Bylaws.  If, for any reason, the Company, the Chief Executive Officer, the Secretary, or any officer designated as the chairperson or the secretary of the 2013 Annual Meeting or the Board believes otherwise, the Record Holders request that they be notified of such belief immediately so that they may consider such matters and supplement and/or amend this Notice as may be appropriate or take any other action available to them under applicable law.  In such an event please call immediately Jeffrey D. Marell at (212) 373-3000.

Please direct any questions regarding the information contained in this Notice to Jeffrey D. Marell, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, (212) 373-3000 (Phone), (212) 757-3990 (Facsimile).

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IN WITNESS WHEREOF, the parties hereto have caused this Notice to be duly executed on the date first above written.

Marcato, L.P.

By:	Marcato Capital Management LLC, its General Partner

By:	/s/ Richard T. McGuire III
Name: Richard T. McGuire III
Title: Managing Member

Marcato II, L.P.

By:	Marcato Capital Management LLC, its General Partner

By:	/s/ Richard T. McGuire III
Name: Richard T. McGuire III
Title: Managing Member

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Name: Richard T. McGuire III
Title: Director

Oskie Master Fund, LP

By:	Oskie GP, LLC, its General Partner

By:	/s/ David Markowitz
Name: David Markowitz
Title: Managing Member

[Signature Page to Lear Corporation Notice of Nomination]

Appendix I: Additional Information

Certain Information Relating to the Members of the Group

MARCATO CAPITAL MANAGEMENT LLC

Marcato Capital Management LLC is a Delaware limited liability company, whose principal business address is One Montgomery Street, Suite 3250, San Francisco, CA 94104.  The principal business of Marcato Capital Management LLC is to purchase, sell, trade and invest in securities.

MARCATO, L.P.

Marcato, L.P. is a Delaware limited partnership, whose principal business address is One Montgomery Street, Suite 3250, San Francisco, CA 94104.  The principal business of Marcato, L.P. is to purchase, sell, trade and invest in securities.

MARCATO II, L.P.

Marcato II, L.P. is a Delaware limited partnership, whose principal business address is One Montgomery Street, Suite 3250, San Francisco, CA 94104.  The principal business of Marcato II, L.P. is to purchase, sell, trade and invest in securities.

MARCATO INTERNATIONAL MASTER FUND, LTD.

Marcato International Master Fund, Ltd. is a Cayman Islands exempted company, whose principal business address is c/o Ogier Fiduciary Services (Cayman) Limited 89 Nexus Way, Camana Bay Grand Cayman, Cayman Islands KY1-9007.  Marcato International Master Fund, Ltd. also has a business office c/o Marcato Capital Management LLC, One Montgomery Street, Suite 3250, San Francisco, CA 94104.  The principal business of Marcato International Master Fund, Ltd. is to purchase, sell, trade and invest in securities.

RICHARD T. MCGUIRE III

Richard T. McGuire III is the founder and managing member of Marcato Capital Management LLC.  Mr. McGuire’s principal business address is One Montgomery Street, Suite 3250, San Francisco, CA 94104.

OSKIE CAPITAL MANAGEMENT LLC

Oskie Capital Management LLC is a Delaware limited liability company, whose principal business address is 10 East 53rd St., 31st Floor, New York, NY 10022.  The principal business of Oskie Capital Management LLC is to purchase, sell, trade and invest in securities.

I-1

OSKIE MASTER FUND, LP

Oskie Master Fund, LP is a Delaware limited partnership, whose principal business address is 10 East 53rd St., 31st Floor, New York, NY 10022.  The principal business of Oskie Master Fund, LP is to purchase, sell, trade and invest in securities.

DAVID MARKOWITZ

David Markowitz is a founder and portfolio manager of Oskie Capital Management LLC.  Mr. Markowtiz’s principal business address is 10 East 53rd St., 31st Floor, New York, NY 10022.

CLIVE ROWE

Clive Rowe is a founder and head of research of Oskie Capital Management LLC.  Mr. Rowe’s principal business address is 10 East 53rd St., 31st Floor, New York, NY 10022.

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Appendix I-2

Certain Information Relating to the Nominees

The following table sets forth the name, age, present principal occupation, business address, residence address and business experience for the past five years and certain other information, with respect to the Nominees.  In addition, this table sets forth a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the Nominee should serve as a director for the Company as of the date hereof, in light of the Company’s business and structure.  This information has been furnished to the Record Holders by the Nominees.

NOMINEES

Name and Age	Business and Residence Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
Richard T. (“Mick”) McGuire III (36)	One Montgomery Street, Suite 3250, San Francisco, CA 94104) 2545 Lyon Street, San Francisco, CA 94123
Mr. McGuire is the founder and Managing Member of Marcato Capital Management LLC.  Prior to founding Marcato Capital Management LLC, Mr. McGuire was a partner and senior investment professional at Pershing Square Capital Management where he worked from 2005-2009 and from January 2009 to May 2010 was the Non-Executive Chairman of Borders Group, Inc. where he was also a director from January 2008 to May 2010.  Mr. McGuire has a bachelor’s degree from Princeton University and is a graduate of Harvard Business School.

The Group believes that the attributes, skills and qualifications that Mr. McGuire has obtained through his experience in analyzing the financial performance of companies and his commitment to serving the best interests of stockholders as well as his significant monetary interest in the Company’s success will provide the Board and the Company with valuable regarding the financial aspects of the Company’s business.

David Markowitz (40)	10 East 53rd St., 31st Floor, New York, NY 10022 29975 Bolingbrook Road, Pepper Pike, OH 44124
Mr. Markowitz is a founder of Oskie Capital Management where he also serves as portfolio manager.  In 2009 he was a member of the Auto Team at the US Department of the Treasury where he focused on the restructuring of General Motors in connection with the Presidential Task Force on the Auto Industry.  Prior to his work at the Department of the Treasury, Mr. Markowitz was a founder and Senior Analyst at SLS Capital, an asset manager with in excess of $1 billion in capital under management.  Mr. Markowitz is a director of RoadOne Intermodal Logistics.  Mr. Markowitz has a bachelor’s degree from the University of Michigan.

The Group believes that Mr. Markowitz’s experience in connection with the Presidential Task Force on the Auto Industry, his understanding of the issues facing the auto industry and his financial acumen and expertise will provide the Board and the Company with valuable insight into value-maximizing strategies.

Appendix I-3

Enrico Digirolamo (58)	2775 Sanders Road, Northbrook, IL 60062 46222 Galway Drive, Novi, MI 48374
Mr. Digirolamo is Senior Vice President, Allstate Insurance.  From 2008 to 2010, Mr. Digirolamo was Vice President and Chief Financial Officer of General Motors Europe.  Mr. Digirolamo is a director of Metromedia International Group, a privately held company.  Mr. Digirolamo brings 35 years of experience in financial management in the auto industry.  He served as CFO for General Motors in South America and CFO for General Motors in Europe.  In particular, Mr. Digirolamo was a member of GM’s European Strategy Board, Opel Supervisory Board, Saab Board of Directors, GM Russia and the Russian JV Avtovaz Boards of Directors.  In his work for GM, Mr. Digirolamo also identified investors, hosted management presentations, conducted negotiations, managed due diligence, and supervised the sales process for Opel/Vauxhall and Saab.  He has been responsible for managing daily operations including treasury operations, retail & wholesale banking, accounting, audit, tax, capital planning, pricing, and forward budgeting and financial planning and the related organizational structure.  In addition, his responsibilities included the forward planning and financial evaluation of many subsidiaries.  Served in many internal boards for wholly owned subsidiaries.  Mr. Digirolamo has a bachelor’s degree from Central Michigan University and a MBA from Eastern Michigan University.

The Group believes that the attributes, skills and qualifications that Mr. Digirolamo has obtained through his 35 years of experience in the auto industry and his experience with the auto industry in the United States, Europe and South America will provide the Board and the Company with valuable industry knowledge, management experience and insight into value-maximizing strategies.

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Appendix I-4

Transactions in the Securities of the Company

Other than as set forth herein or in the Notice, none of the Nomination Participants or the Stockholder Proposal Participants is the record or beneficial owner of any securities of the Company, or any parent or subsidiary of the Company.

Other than as set forth herein, none of the Nomination Participants or the Stockholder Proposal Participants has effected any transactions in any securities of the Company in the last two years.

Marcato I represents that, as of February 14, 2013, it is the holder of record of 1,000 Shares and the beneficial owner of 1,171,723 Shares.  Marcato II represents that, as of February 14, 2013, it is the holder of record of 1,000 Shares and the beneficial owner of 151,853 Shares.  Marcato International represents that, as of February 14, 2013, it is the holder of record of 1,000 Shares and the beneficial owner of 3,711,410 Shares.  Marcato and Mr. McGuire are, as of February 14, 2013, the beneficial owners of 5,034,986 Shares.  Oskie Master Fund represents that, as of February 14, 2013, it is the holder of record of 1,000 Shares and the beneficial owner of 174,838 Shares.  Mr. Markowitz, Mr. Rowe and Oskie are, as of February 14, 2013, the beneficial owners of 368,683 Shares.4

Transactions by the Group

Transactions by Marcato

Marcato, L.P.

Security Description	Trade Date	Buy/Sell	Trade Qty5
LEA	04/02/2012	Buy	13,524	Common Stock
LEA	04/03/2012	Buy	33,350	Common Stock
LEA	04/04/2012	Buy	27,821	Common Stock
LEA	04/05/2012	Buy	20,254	Common Stock
LEA	04/09/2012	Buy	43,817	Common Stock
LEA	04/30/2012	Buy	229	Common Stock
LEA	05/01/2012	Buy	61,628	Common Stock
LEA	05/02/2012	Buy	8,321	Common Stock
LEA	05/31/2012	Buy	30,954	Common Stock
LEA	06/29/2012	Buy	27,002	Common Stock
LEA	07/02/2012	Buy	8,312	Common Stock
LEA	07/19/2012	Buy	10,730	Common Stock

________________

4	All beneficial ownership amounts provided in this paragraph include Shares underlying options to purchase Shares that are exercisable within 60 days.

5	Number of Shares with respect to options indicates number of Shares underlying options.

Appendix I-5

Security Description	Trade Date	Buy/Sell	Trade Qty5
LEA	07/20/2012	Buy	11,222	Common Stock
LEA	07/25/2012	Buy	17,231	Common Stock
LEA	07/30/2012	Buy	20,812	Common Stock
LEA	07/31/2012	Buy	55,499	Common Stock
LEA	08/01/2012	Buy	11,177	Common Stock
LEA	08/14/2012	Buy	58,414	Common Stock
LEA	08/31/2012	Buy	24	Common Stock
LEA	09/28/2012	Buy	51,191	Common Stock
LEA	10/01/2012	Buy	39,783	Common Stock
LEA	10/02/2012	Buy	21,860	Common Stock
LEA	10/31/2012	Buy	2,163	Common Stock
LEA	11/01/2012	Buy	3,054	Common Stock
LEA	12/03/2012	Buy	54,361	Common Stock
LEA	12/31/2012	Buy	27,422	Common Stock
LEA	01/02/2013	Buy	7,970	Common Stock
LEA	01/07/2013	Buy	50,844	Common Stock
LEA	01/08/2013	Buy	22,552	Common Stock
LEA	01/11/2013	Sell	(100,983)	Common Stock
LEA	01/11/2013	Sell to Open	(459,000)	American Style Listed Put Option; Strike $40; Exp. 03/16/2013
LEA	01/11/2013	Buy to Open	459,000	American Style Listed Call Option; Strike $55; Exp. 03/16/2013
LEA	01/30/2013	Buy	2,295	Equity Swap
LEA	01/31/2013	Sell to Close	(35,700)	American Style Listed Call Option; Strike $55; Exp. 03/16/2013
LEA	01/31/2013	Buy to Close	35,700	American Style Listed Put Option; Strike $40; Exp. 03/16/2013
LEA	01/31/2013	Buy	5,650	Equity Swap
LEA	02/01/2013	Buy	10,571	Equity Swap
LEA	02/04/2013	Buy	70,530	Equity Swap
LEA	02/05/2013	Buy to Open	64,709	American Style OTC Call Option; Strike $0.00; Exp. 02/05/2015
LEA	02/06/2013	Buy to Open	21,490	American Style OTC Call Option; Strike $0.00; Exp. 02/05/2015
LEA	02/06/2013	Sell to Open	(6,851)	European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
LEA	02/06/2013	Buy to Open	6,851	American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
LEA	02/07/2013	Sell to Open	(14,835)	European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015

Appendix I-6

Security Description	Trade Date	Buy/Sell	Trade Qty5
LEA	02/07/2013	Buy to Open	14,835	American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015

Marcato II, L.P.

Security Description	Trade Date	Buy/Sell	Trade Qty6
LEA	04/02/2012	Buy	3,997	Common Stock
LEA	04/03/2012	Buy	9,832	Common Stock
LEA	04/04/2012	Buy	8,203	Common Stock
LEA	04/05/2012	Buy	5,971	Common Stock
LEA	04/09/2012	Buy	13,002	Common Stock
LEA	04/30/2012	Buy	1,037	Common Stock
LEA	05/01/2012	Buy	17,935	Common Stock
LEA	05/02/2012	Buy	2,488	Common Stock
LEA	05/31/2012	Buy	857	Common Stock
LEA	07/02/2012	Buy	709	Common Stock
LEA	07/19/2012	Buy	2,296	Common Stock
LEA	07/20/2012	Buy	2,604	Common Stock
LEA	07/25/2012	Buy	4,035	Common Stock
LEA	07/30/2012	Buy	99	Common Stock
LEA	07/31/2012	Buy	264	Common Stock
LEA	08/01/2012	Buy	38	Common Stock
LEA	08/14/2012	Buy	10,794	Common Stock
LEA	08/31/2012	Buy	665	Common Stock
LEA	09/28/2012	Buy	2,931	Common Stock
LEA	10/01/2012	Buy	7,462	Common Stock
LEA	10/02/2012	Buy	3,159	Common Stock
LEA	10/31/2012	Buy	144	Common Stock
LEA	11/01/2012	Buy	3,340	Common Stock
LEA	12/03/2012	Sell	(12,775)	Common Stock
LEA	01/07/2013	Buy	3,729	Common Stock
LEA	01/08/2013	Buy	2,912	Common Stock
LEA	01/11/2013	Sell	(13,029)	Common Stock
LEA	01/11/2013	Sell to Open	(59,200)	American Style Listed Put Option; Strike $40; Exp. 03/16/2013
LEA	01/11/2013	Buy to Open	59,200	American Style Listed Call Option; Strike $55; Exp. 03/16/2013
LEA	01/30/2013	Buy	393	Equity Swap

________________

6	Number of Shares with respect to options indicates number of Shares underlying options.

Appendix I-7

Security Description	Trade Date	Buy/Sell	Trade Qty6
LEA	01/31/2013	Sell to Close	(4,300)	American Style Listed Call Option; Strike $55; Exp. 03/16/2013
LEA	01/31/2013	Buy to Close	4,300	American Style Listed Put Option; Strike $40; Exp. 03/16/2013
LEA	01/31/2013	Buy	1,776	Equity Swap
LEA	02/01/2013	Buy	2,194	Equity Swap
LEA	02/04/2013	Buy	8,463	Equity Swap
LEA	02/05/2013	Buy to Open	8,472	American Style OTC Call Option; Strike $0.00; Exp. 02/05/2015
LEA	02/06/2013	Buy to Open	2,917	American Style OTC Call Option; Strike $0.00; Exp. 02/05/2015
LEA	02/06/2013	Sell to Open	(905)	European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
LEA	02/06/2013	Buy to Open	905	American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
LEA	02/07/2013	Sell to Open	(1,960)	European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
LEA	02/07/2013	Buy to Open	1,960	American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015

Marcato International Master Fund, Ltd.

Security Description	Trade Date	Buy/Sell	Trade Qty7
LEA	04/02/2012	Buy	47,679	Common Stock
LEA	04/03/2012	Buy	117,476	Common Stock
LEA	04/04/2012	Buy	97,996	Common Stock
LEA	04/05/2012	Buy	71,364	Common Stock
LEA	04/09/2012	Buy	153,181	Common Stock
LEA	04/30/2012	Buy	5,734	Common Stock
LEA	05/01/2012	Buy	210,437	Common Stock
LEA	05/02/2012	Buy	29,191	Common Stock
LEA	05/31/2012	Buy	43,189	Common Stock
LEA	06/29/2012	Buy	82,998	Common Stock
LEA	07/02/2012	Buy	25,979	Common Stock
LEA	07/19/2012	Buy	36,974	Common Stock
LEA	07/20/2012	Buy	36,174	Common Stock
LEA	07/25/2012	Buy	55,034	Common Stock
LEA	07/30/2012	Buy	54,089	Common Stock

________________

7	Number of Shares with respect to options indicates number of Shares underlying options.

Appendix I-8

Security Description	Trade Date	Buy/Sell	Trade Qty7
LEA	07/31/2012	Buy	144,237	Common Stock
LEA	08/01/2012	Buy	28,785	Common Stock
LEA	08/14/2012	Buy	180,792	Common Stock
LEA	08/31/2012	Buy	22,421	Common Stock
LEA	09/28/2012	Buy	73,998	Common Stock
LEA	10/01/2012	Buy	118,055	Common Stock
LEA	10/02/2012	Buy	59,981	Common Stock
LEA	10/31/2012	Buy	74,989	Common Stock
LEA	11/01/2012	Buy	101,106	Common Stock
LEA	12/03/2012	Sell	(41,586)	Common Stock
LEA	12/28/2012	Buy	55,000	Common Stock
LEA	12/31/2012	Buy	97,578	Common Stock
LEA	01/02/2013	Buy	25,030	Common Stock
LEA	01/07/2013	Buy	156,528	Common Stock
LEA	01/08/2013	Buy	67,888	Common Stock
LEA	01/11/2013	Sell	(303,988)	Common Stock
LEA	01/11/2013	Sell to Open	(1,381,800)	American Style Listed Put Option; Strike $40; Exp. 03/16/2013
LEA	01/11/2013	Buy to Open	1,381,800	American Style Listed Call Option; Strike $55; Exp. 03/16/2013
LEA	01/30/2013	Buy	67,312	Equity Swap
LEA	01/31/2013	Buy to Open	40,000	American Style Listed Call Option; Strike $55; Exp. 03/16/2013
LEA	01/31/2013	Sell to Open	(40,000)	American Style Listed Put Option; Strike $40; Exp. 03/16/2013
LEA	01/31/2013	Buy	156,074	Equity Swap
LEA	02/01/2013	Buy	54,235	Equity Swap
LEA	02/04/2013	Buy	238,547	Equity Swap
LEA	02/05/2013	Buy to Open	216,779	American Style OTC Call Option; Strike $0.00; Exp. 02/05/2015
LEA	02/06/2013	Buy to Open	71,893	American Style OTC Call Option; Strike $0.00; Exp. 02/05/2015
LEA	02/06/2013	Sell to Open	(22,944)	European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
LEA	02/06/2013	Buy to Open	22,944	American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015

Appendix I-9

Security Description	Trade Date	Buy/Sell	Trade Qty7
LEA	02/07/2013	Sell to Open	(49,685)	European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
LEA	02/07/2013	Buy to Open	49,685	American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015

Transactions by Oskie

Oskie Master Fund, L.P.

Security Description	Trade Date	Buy/Sell	Trade Qty8
LEA	02/01/2011	Buy	4,000	Common Stock
LEA	02/10/2011	Sell	(2,500)	Common Stock
LEA	02/11/2011	Sell	(2,000)	Common Stock
LEA	02/14/2011	Sell	(2,000)	Common Stock
LEA	02/16/2011	Sell	(3,000)	Common Stock
LEA	02/22/2011	Sell	(2,000)	Common Stock
LEA	02/25/2011	Buy	3,000	Common Stock
LEA	03/01/2011	Buy	1,000	Common Stock
LEA	03/11/2011	Buy	3,000	Common Stock
LEA	03/15/2011	Buy	2,000	Common Stock
LEA	03/16/2011	Buy	1,000	Common Stock
LEA	03/18/2011	Sell	(5,000)	Common Stock
LEA	03/18/2011	Stock Split	44,725	Common Stock
LEA	03/22/2011	Sell	(5,000)	Common Stock
LEA	03/22/2011	Sell	(500)	Common Stock
LEA	03/22/2011	Sell	(5,000)	Common Stock
LEA	03/23/2011	Sell	(5,000)	Common Stock
LEA	03/23/2011	Sell	(5,000)	Common Stock
LEA	03/29/2011	Sell	(11,000)	Common Stock
LEA	03/30/2011	Sell	(6,000)	Common Stock
LEA	03/31/2011	Sell	(4,000)	Common Stock
LEA	04/01/2011	Sell	(2,000)	Common Stock
LEA	04/05/2011	Sell	(5,000)	Common Stock
LEA	04/07/2011	Sell	(10,950)	Common Stock
LEA	04/08/2011	Sell	(5,000)	Common Stock
LEA	04/11/2011	Sell	(20,000)	Common Stock
LEA	04/12/2011	Buy	35,000	Common Stock
LEA	04/14/2011	Sell	(5,000)	Common Stock

________________

8	Number of Shares with respect to options indicates number of Shares underlying options.

Appendix I-10

Security Description	Trade Date	Buy/Sell	Trade Qty8
LEA	04/25/2011	Sell	(5,000)	Common Stock
LEA	04/26/2011	Sell	(20,000)	Common Stock
LEA	04/27/2011	Sell	(5,000)	Common Stock
LEA	05/02/2011	Buy	10,000	Common Stock
LEA	05/03/2011	Buy	5,000	Common Stock
LEA	05/03/2011	Buy	5,000	Common Stock
LEA	05/03/2011	Buy	20,000	Common Stock
LEA	05/05/2011	Buy	5,000	Common Stock
LEA	05/09/2011	Buy	5,000	Common Stock
LEA	05/12/2011	Sell	(10,000)	Common Stock
LEA	05/16/2011	Sell	(6,000)	Common Stock
LEA	05/17/2011	Buy	5,000	Common Stock
LEA	05/19/2011	Sell	(5,000)	Common Stock
LEA	05/19/2011	Sell	(8,000)	Common Stock
LEA	05/23/2011	Sell	(13,000)	Common Stock
LEA	05/24/2011	Sell	(13,000)	Common Stock
LEA	08/15/2011	Buy	11,000	Common Stock
LEA	08/16/2011	Sell	(11,000)	Common Stock
LEA	12/13/2011	Buy	9,697	Common Stock
LEA	12/14/2011	Sell	(5,100)	Common Stock
LEA	12/15/2011	Sell	(4,597)	Common Stock
LEA	12/16/2011	Buy	14,536	Common Stock
LEA	12/16/2011	Buy	2,400	Common Stock
LEA	12/19/2011	Buy	4,850	Common Stock
LEA	12/20/2011	Buy	6,300	Common Stock
LEA	12/21/2011	Buy	4,847	Common Stock
LEA	12/21/2011	Buy	9,693	Common Stock
LEA	01/09/2012	Buy	9,670	Common Stock
LEA	01/09/2012	Buy to Open	33,800	American Style Listed Put Option; Strike $40; Exp. 01/21/2012
LEA	01/10/2012	Buy	4,835	Common Stock
LEA	01/11/2012	Buy	4,837	Common Stock
LEA	01/11/2012	Sell to Close	(14,500)	American Style Listed Put Option; Strike $40; Exp. 01/21/2012
LEA	01/13/2012	Sell to Close	(19,300)	American Style Listed Put Option; Strike $40; Exp. 01/21/2012
LEA	01/23/2012	Buy	2,901	Common Stock
LEA	01/24/2012	Buy	600	Common Stock
LEA	02/03/2012	Sell	(12,581)	Common Stock

Appendix I-11

Security Description	Trade Date	Buy/Sell	Trade Qty8
LEA	02/13/2012	Sell	(5,807)	Common Stock
LEA	02/24/2012	Sell	(1,935)	Common Stock
LEA	04/04/2012	Sell	(4,400)	Common Stock
LEA	04/26/2012	Buy	7,258	Common Stock
LEA	04/30/2012	Buy	12,569	Common Stock
LEA	05/02/2012	Buy to Open	15,600	American Style Listed Call Option; Strike $40; Exp. 05/19/2012
LEA	05/03/2012	Sell	(9,959)	Common Stock
LEA	05/04/2012	Sell	(2,417)	Common Stock
LEA	05/08/2012	Sell	(2,417)	Common Stock
LEA	05/11/2012	Sell	(4,834)	Common Stock
LEA	05/18/2012	Expired	-15,600	American Style Listed Call Option; Strike $40; Exp. 05/19/2012
LEA	05/22/2012	Sell	(900)	Common Stock
LEA	05/23/2012	Buy	9,668	Common Stock
LEA	05/31/2012	Buy	7,254	Common Stock
LEA	06/1/2012	Buy	2,900	Common Stock
LEA	06/4/2012	Buy	2,902	Common Stock
LEA	07/13/2012	Buy	19,347	Common Stock
LEA	07/16/2012	Buy	8,219	Common Stock
LEA	07/19/2012	Buy	4,700	Common Stock
LEA	09/11/2012	Sell	(12,079)	Common Stock
LEA	09/13/2012	Sell	(4,832)	Common Stock
LEA	10/18/2012	Sell	(7,247)	Common Stock
LEA	10/19/2012	Sell	(10,900)	Common Stock
LEA	12/7/2012	Sell	(4,833)	Common Stock
LEA	12/10/2012	Buy to Open	48,200	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
LEA	12/11/2012	Buy	9,635	Common Stock
LEA	12/17/2012	Buy to Open	48,200	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
LEA	12/17/2012	Buy	4,816	Common Stock
LEA	01/02/2013	Sell to Close	(3,000)	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
LEA	01/02/2013	Sell	(2,417)	Common Stock
LEA	01/07/2013	Buy to Open	56,900	American Style Listed Call Option; Strike $50; Exp. 02/16/2013

Appendix I-12

Security Description	Trade Date	Buy/Sell	Trade Qty8
LEA	01/07/2013	Buy to Open	37,900	American Style Listed Call Option; Strike $50; Exp. 03/16/2013
LEA	01/11/2013	Sell	(9,483)	Common Stock
LEA	01/14/2013	Sell	(14,225)	Common Stock
LEA	01/15/2013	Sell to Close	(47,400)	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
LEA	01/17/2013	Sell to Close	(37,900)	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
LEA	01/18/2013	Exercise	(8,100)	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
LEA	01/18/2013	Buy	8,100	Common Stock
LEA	02/05/2013	Buy	28,467	Common Stock

Oskie Managed Account

Security Description	Trade Date	Buy/Sell	Trade Qty9
LEA	12/13/2011	Buy	10,303	Common Stock
LEA	12/14/2011	Sell	(5,500)	Common Stock
LEA	12/15/2011	Sell	(4,803)	Common Stock
LEA	12/16/2011	Buy	15,464	Common Stock
LEA	12/16/2011	Buy	2,600	Common Stock
LEA	12/19/2011	Buy	5,150	Common Stock
LEA	12/20/2011	Buy	6,700	Common Stock
LEA	12/21/2011	Buy	5,153	Common Stock
LEA	12/21/2011	Buy	10,307	Common Stock
LEA	01/09/2012	Buy	10,330	Common Stock
LEA	01/09/2012	Buy to Open	36,200	American Style Listed Put Option; Strike $40; Exp. 01/21/2012
LEA	01/10/2012	Buy	5,165	Common Stock
LEA	01/11/2012	Buy	5,163	Common Stock
LEA	01/11/2012	Sell to Close	(15,500)	American Style Listed Put Option; Strike $40; Exp. 01/21/2012

________________

9	Number of Shares with respect to options indicates number of Shares underlying options.

Appendix I-13

Security Description	Trade Date	Buy/Sell	Trade Qty9
LEA	01/13/2012	Sell to Close	(20,700)	American Style Listed Put Option; Strike $40; Exp. 01/21/2012
LEA	01/23/2012	Buy	3,099	Common Stock
LEA	01/24/2012	Buy	700	Common Stock
LEA	02/03/2012	Sell	(13,419)	Common Stock
LEA	02/13/2012	Sell	(6,193)	Common Stock
LEA	02/24/2012	Sell	(2,065)	Common Stock
LEA	04/04/2012	Sell	(4,600)	Common Stock
LEA	04/26/2012	Buy	7,742	Common Stock
LEA	04/30/2012	Buy	13,431	Common Stock
LEA	05/02/2012	Buy to Open	16,600	American Style Listed Call Option; Strike $40; Exp. 05/19/2012
LEA	05/03/2012	Sell	(10,641)	Common Stock
LEA	05/04/2012	Sell	(2,583)	Common Stock
LEA	05/08/2012	Sell	(2,583)	Common Stock
LEA	05/11/2012	Sell	(5,166)	Common Stock
LEA	05/18/2012	Expired	-16,600	American Style Listed Call Option; Strike $40; Exp. 05/19/2012
LEA	05/22/2012	Sell	(900)	Common Stock
LEA	05/23/2012	Buy	10,332	Common Stock
LEA	05/31/2012	Buy	7,746	Common Stock
LEA	06/01/2012	Buy	3,100	Common Stock
LEA	06/04/2012	Buy	3,098	Common Stock
LEA	07/13/2012	Buy	20,653	Common Stock
LEA	07/16/2012	Buy	8,781	Common Stock
LEA	07/19/2012	Buy	5,100	Common Stock
LEA	09/11/2012	Sell	(12,921)	Common Stock
LEA	09/13/2012	Sell	(5,168)	Common Stock
LEA	10/18/2012	Sell	(7,753)	Common Stock
LEA	10/19/2012	Sell	(11,700)	Common Stock
LEA	12/07/2012	Sell	(5,167)	Common Stock
LEA	12/10/2012	Buy to Open	51,800	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
LEA	12/11/2012	Buy	10,365	Common Stock
LEA	12/17/2012	Buy to Open	51,800	American Style Listed Call Option; Strike $45; Exp. 01/19/2013

Appendix I-14

Security Description	Trade Date	Buy/Sell	Trade Qty9
LEA	12/17/2012	Buy	5,184	Common Stock
LEA	01/07/2013	Buy to Open	63,100	American Style Listed Call Option; Strike $50; Exp. 02/16/2013
LEA	01/07/2013	Buy to Open	42,100	American Style Listed Call Option; Strike $50; Exp. 03/16/2013
LEA	01/11/2013	Sell	(10,517)	Common Stock
LEA	01/14/2013	Sell	(15,775)	Common Stock
LEA	01/15/2013	Sell to Close	(52,600)	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
LEA	01/17/2013	Sell to Close	(42,100)	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
LEA	01/18/2013	Exercise	(8,900)	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
LEA	01/18/2013	Buy	8,900	Common Stock
LEA	02/05/2013	Buy	31,533	Common Stock

Appendix I-15

Transactions by Nominees

The transactions with respect to which Mr. McGuire may be deemed to be a beneficial owner by virtue of his position with Marcato Capital Management LLC have been set forth above.

The transactions with respect to which Mr. Markowitz may be deemed to be a beneficial owner by virtue of his position with Oskie Capital Management LLC have been set forth above.

Mr. Digirolamo has had no transactions with respect to Company securities during the past two years.

Appendix I-16

Exhibit A

Consents to Being Named as Nominees,
and to Serve as Directors of Lear Corporation

[See Attached]

A-1

Consent to Being Named as a Nominee
and to Serve as Director of Lear Corporation

To: Secretary of Lear Corporation

The undersigned hereby consents (x) to being named as a nominee for election to the Board of Directors of Lear Corporation, a Delaware corporation (the “Company”), (y) to be named in the proxy soliciting materials as such and (z) if duly elected by the stockholders of the Company, to serve as a director of the Company.

Dated: February 13, 2013

/s/ Richard T. McGuire III
Richard T. McGuire III

Consent to Being Named as a Nominee
and to Serve as Director of Lear Corporation

To: Secretary of Lear Corporation

The undersigned hereby consents (x) to being named as a nominee for election to the Board of Directors of Lear Corporation, a Delaware corporation (the “Company”), (y) to be named in the proxy soliciting materials as such and (z) if duly elected by the stockholders of the Company, to serve as a director of the Company.

Dated: February 13, 2013

/s/ David M. Markowitz
David M. Markowitz

Consent to Being Named as a Nominee
and to Serve as Director of Lear Corporation

To: Secretary of Lear Corporation

The undersigned hereby consents (x) to being named as a nominee for election to the Board of Directors of Lear Corporation, a Delaware corporation (the “Company”), (y) to be named in the proxy soliciting materials as such and (z) if duly elected by the stockholders of the Company, to serve as a director of the Company.

Dated: February 8, 2013

/s/ Enrico Digirolamo
Enrico Digirolamo

Exhibit B

Form of Engagement and Indemnification
Agreement by and between Marcato and each Nominee

[See Attached]

ENGAGEMENT AND INDEMNIFICATION AGREEMENT

ENGAGEMENT AND INDEMNIFICATION AGREEMENT, dated as of February ___, 2013 (this “Agreement”), by and among Marcato Capital Management LLC, a Delaware limited liability company (“Marcato”) and [                 ] (“Nominee”).

WHEREAS, Marcato has asked and Nominee has agreed to be (i) a nominee for election to the Board of Directors (the “Board of Directors”) of Lear Corporation, a Delaware corporation (the “Company”), at the 2013 annual meeting of stockholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “Annual Meeting”) and (ii) named as such in the proxy soliciting materials related to the Annual Meeting;

WHEREAS, Marcato may solicit proxies from the stockholders of the Company in support of Nominee’s election as a director of the Company at the Annual Meeting (the “Solicitation”); and

WHEREAS, Nominee has agreed to serve as a director of the Company if so elected at the Annual Meeting.

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of Marcato that Nominee is relying on this Agreement in agreeing to be a nominee as aforesaid and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.           Certain Definitions.  As used in this Agreement, the following terms shall have the meanings indicated below:

“Claim” means any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, formal or informal, investigative or other), whether instituted by Marcato, the Company or any other party, or any inquiry or investigation that Nominee in good faith believes might lead to the institution of any such action, suit or proceeding.

“Expenses” means all reasonable attorneys’ fees and all other reasonable out-of-pocket fees, costs, and expenses paid or incurred in connection with the Solicitation or related matters, as applicable, including without limitation, investigating, defending or participating (as a party, witness or otherwise), in (including on appeal), or preparing to defend or participate in, any Claim relating to any Indemnifiable Event, including the costs and expenses of Nominee seeking enforcement of this Agreement, in each case except to the extent arising out of or resulting from Nominee’s gross negligence, willful misconduct, bad faith or a material misstatement or omission in the information provided by Nominee in connection with the Solicitation and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

“Indemnifiable Event” means any event or occurrence relating to or directly or indirectly arising out of, or any action taken or omitted to be taken in connection with, the Solicitation or related matters (including in Nominee’s capacity as a nominee for election to the Board of Directors of the Company at the Annual Meeting), in each case except to the extent arising out of or resulting from Nominee’s gross negligence, willful misconduct, bad faith or a material misstatement or omission in the information provided by the Nominee in connection with the Solicitation and, in each case excluding any action or omission for which Nominee would be entitled to indemnification pursuant to the organizational documents of the Company or pursuant to a written agreement between Nominee and the Company (provided, that the foregoing exclusion will not apply to the extent that, during the first year following election, the Company does not indemnify Nominee with respect to an act or occurrence arising out of the Solicitation or Nominee’s nomination for election to the Board of Directors of the Company at the Annual Meeting).

“Loss or Losses” means any and all damages, judgments, fines, penalties, amounts paid or payable in settlement, deficiencies, losses and Expenses (including all interest, assessments, and other charges paid or payable in connection with or in respect of such Losses),  in each case except to the extent arising out of or resulting from Nominee’s gross negligence, willful misconduct, bad faith or a material misstatement or omission in the information provided by the Nominee in connection with the Solicitation and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

2.           Agreement to be Named and Serve; No Additional Consideration.  Nominee hereby agrees to be a nominee for election to the Board of Directors of the Company and to be named as such in the proxy soliciting materials related to the Annual Meeting.  Nominee further agrees to serve as a director of the Company if so elected at the Annual Meeting.  Except as set forth herein, the parties hereto agree that Nominee shall not be entitled to receive any cash or other consideration from Marcato in respect of Nominee’s agreement to be a nominee for election to the Board of Directors of the Company and to be named as such in the proxy soliciting materials related to the Annual Meeting, whether or not Nominee is elected to the Board of Directors of the Company.

3.           Indemnification.

(a)           In the event Nominee was, is or becomes a party to or other participant in, or is threatened to be made a party to or other participant in, a Claim by reason of (or arising or allegedly arising in any manner out of or relating to in whole or in part) an Indemnifiable Event, Marcato, to the fullest extent permitted by applicable law, shall indemnify and hold harmless Nominee from and against any and all Losses suffered, incurred or sustained by Nominee or to which Nominee becomes subject, resulting from, arising out of or relating to such Claim (it being understood and agreed that except as provided in Section 3(c) with respect to Expenses, reimbursements of any such Losses payable hereunder shall be made as soon as practicable but in any event no later than 15 days after written request is made to Marcato accompanied by supporting documentation).

Nominee shall give Marcato written notice of any Claim (accompanied by such reasonable supporting documentation as may be in Nominee’s possession) as soon as practicable after Nominee becomes aware thereof; provided, that the failure of Nominee to give such notice shall not relieve Marcato of its indemnification obligations under this Agreement, except to the extent that such failure prejudices the rights of Marcato.

(b)           In the case of the commencement of any Claim against Nominee in respect of which he may seek indemnification from Marcato hereunder, Marcato will be entitled to participate therein, including, without limitation, the negotiation and approval of any settlement of such action.  To the extent that Marcato may wish to assume the defense of any Claim against Nominee in respect of which Nominee may seek indemnification from Marcato hereunder, Marcato shall provide Nominee with written notice of Marcato’s election to so assume the defense of such Claim.  Such notice shall include Marcato’s written acknowledgment that such Claim is subject to indemnification under the terms of this Agreement.  From and after such election by Marcato to assume defense of a Claim, Marcato will not be liable to Nominee under this Agreement for any Expenses subsequently incurred by Nominee in connection with the defense thereof other than reasonable costs of investigation and preparation therefor (including, without limitation, appearing as a witness and reasonable fees and expenses of legal counsel in connection therewith).  If in any action for which indemnity may be sought hereunder Marcato shall not have timely assumed the defense thereof with counsel reasonably satisfactory to Nominee, or Nominee shall have been advised by his counsel that it would constitute a conflict of interest for the same counsel to represent both Nominee and Marcato in such action, or if Nominee has been advised by counsel that Nominee have separate or additional defenses with regard to such action, Nominee shall have the right to employ his own counsel reasonably satisfactory to Marcato in such action, in which event Marcato shall pay directly or reimburse Nominee for any costs not paid directly for all reasonable legal fees and expenses incurred by him in connection with the defense thereof.  Marcato shall in no event be liable for any settlement of any action effected without its prior written consent (which consent shall not be unreasonably withheld).  Marcato shall not settle any Claim in any manner that would impose any expense, penalty, obligation or limitation on Nominee, or would contain language (other than a recitation of any amounts to be paid in settlement) that could reasonably be viewed as an acknowledgment of wrongdoing on the part of Nominee or as materially detrimental to the reputation of Nominee, without Nominee’s prior written consent (which consent shall not be unreasonably withheld).

(c)           Nominee’s right to indemnification pursuant to this Section 3 shall include the right of Nominee to be advanced by Marcato any Expenses incurred in connection with any Indemnifiable Event as such expenses are incurred by Nominee; provided, however, that all amounts advanced in respect of such Expenses shall be repaid to Marcato by Nominee to the extent it shall ultimately be determined in a final judgment that Nominee is not entitled to be indemnified for such Expenses.

(d)           Notwithstanding any other provision of this Agreement to the contrary, the indemnity and expense reimbursement obligations of Marcato provided by this Agreement will not apply to any event or occurrence relating to or directly or indirectly arising out of Nominee’s service as a director of the Company.

4.           No Agency.  Each of Marcato and Nominee acknowledges that Nominee is not acting as an agent of Marcato or in a fiduciary capacity with respect to Marcato and that Nominee is not assuming any duties or obligations to Marcato other than those expressly set forth in this Agreement.  Nothing contained herein shall be construed as creating, or be deemed to create, the relationship of employer and employee between the parties, nor any agency.  Each of Marcato and Nominee further acknowledges that, should Nominee be elected to the Board of Directors of the Company, all of Nominee’s activities and decisions as a director of the Company will be governed by applicable law and subject at all times to his fiduciary duties.

5.           Partial Indemnity; No Evading of Obligations.  If Nominee is entitled under any provision of this Agreement to indemnification by Marcato for some or a portion of any Loss, but not for all of the total amount thereof, Marcato shall nevertheless indemnify Nominee, subject to the terms and conditions hereof, for the portion thereof to which Nominee is entitled.  Marcato agrees not to take any action for the sole purpose of evading its obligations under this Agreement.

6.           No Presumptions.  For purposes of this Agreement, the termination of any claim, action, suit or proceeding, by judgment, order, settlement (whether with or without court approval), or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that Nominee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

7.           Nonexclusivity, Etc.  The rights of Nominee hereunder shall be in addition to any other rights, if any, Nominee may have under any by-law, insurance policy, the Delaware General Corporation Law, or otherwise.

8.           Amendment, Etc.  No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto.  No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

9.           Subrogation.  In the event of payment under this Agreement, Marcato shall be subrogated to the extent of such payment to all of the rights of recovery of Nominee, and Nominee shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable Marcato effectively to bring suit to enforce such rights.

10.           No Duplication of Payments.  Marcato shall not be liable under this Agreement to make any payment in connection with a Claim made against Nominee to the extent Nominee has otherwise actually received payment (under any insurance policy, by-law or otherwise) of the amounts otherwise indemnifiable hereunder; provided, that if Nominee for any reason is required to disgorge any payment actually received by him, Marcato shall be obligated to pay such amount to Nominee in accordance with the other terms of this Agreement (i.e., disregarding the terms of this Section 10).

11.           Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given to such party,

if to Marcato, to:

Marcato Capital Management LLC
One Montgomery Street, Suite 3250
San Francisco, CA 94104
Attn:  Richard T. McGuire III
Fax:  (415) 7966388
with a copy to (which copy shall not constitute notice hereunder):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attn:  Jeffery D. Marell, Esq.
Fax:  (212) 757-3990

if to Nominee, to:

[                                                        ]
[_________________________]
[_________________________]

or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other party hereby given in accordance with this Section 11.  Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 11.

12.           Termination.  This Agreement shall terminate upon delivery of written notice by Marcato to Nominee; provided, that Marcato may not terminate this Agreement without consent of Nominee following such time as Marcato has submitted the name of Nominee to the Company as a nominee for election to the Board of Directors of the Company.

13.           Nominee Acknowledgement.  Nominee acknowledges that Marcato shall be under no obligation to nominate Nominee for election.  Nominee agrees to provide Marcato with such true and correct information as Marcato may reasonably request in connection with the Solicitation.  Nominee acknowledges that Marcato will rely upon information provided by Nominee for purposes of preparing submissions to the Company, proxy solicitation materials and other public disclosure.

14.           Governing Law; Consent to Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws.  Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall be brought in the state courts of the State of New York located in New York County, or in the United States District Court for the Southern District of New York, and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or referred to in Section 11, such service to become effective ten days after such mailing.

15.           Execution by Counterparts/Facsimile.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.  This Agreement may also be executed by facsimile or PDF.

16.           Expense Reimbursement.  Marcato hereby agrees to reimburse Nominee for his reasonable, documented out-of-pocket expenses incurred as a result of being a nominee, including, without limitation, reimbursement for reasonable travel expenses; provided, that Nominee hereby agrees that in the event Nominee reasonably determines that he needs to retain legal counsel to represent him in connection with being a nominee (other than in connection with a claim for indemnification, which is addressed in Section 3) he will employ counsel selected by Marcato and reasonably satisfactory to Nominee.  Should Nominee be elected to the Board of Directors of the Company, other than as expressly set forth herein, Marcato will not be liable for any expenses or any other liabilities incurred by Nominee during the period following election to the Board of Directors of the Company.

17.           Non Disclosure.  Nominee acknowledges and agrees to hold in strict confidence and will not use nor disclose to third parties information Nominee receives from Marcato or any of its agents or representatives or information developed by Nominee based upon such information Nominee receives, except for (a) information which was public at the time of disclosure or becomes part of the public domain without disclosure by Nominee, (b) information which Nominee learns from a third party (other than Marcato or its agents or representatives) which does not have a legal, contractual or fiduciary obligation of confidentiality to Marcato or its agents or representatives, (c) following Nominee’s election as a director of the Company, information which is necessary for Nominee to disclose in order to comply with Nominee’s fiduciary duties under applicable law, or (d) information which is required to be disclosed by applicable law; provided, that in the event of any required disclosure pursuant to this clause (d), Nominee hereby agrees to use commercially reasonable efforts to notify Marcato promptly so that Marcato may seek a protective order or other appropriate remedy or, in Marcato’s sole discretion, waive compliance with the terms of this Section 17; provided, further, that in the event that no such protective order or other remedy is obtained, or that Marcato waives compliance with the terms of this Section 17, Nominee further agrees to furnish only that portion of the confidential information which Nominee is advised by counsel is legally required and will cooperate with Marcato’s efforts, without incurring any monetary expense, to obtain assurance that confidential treatment will be accorded to the confidential information.

18.           Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MARCATO CAPITAL MANAGEMENT LLC

By:
Name:
Title :

Name: [Nominee]

Exhibit F
PRESS RELEASE

Marcato Capital Management and Oskie Capital Management Announce Nominees
For Election to Lear Corporation Board of Directors

Director Nominees Offer Financial Acumen and Industry Knowledge

San Francisco, CA, and New York, NY February 14, 2013—Marcato Capital Management LLC (“Marcato”) and Oskie Capital Management LLC (“Oskie”) announced today that their affiliated investment funds are submitting to Lear Corporation (NYSE: LEA) (“Lear” or the “Company”) a notice of their intention to nominate three candidates for election to the Board of Directors of the Company at its 2013 annual meeting of shareholders.

The proposed nominees are: Richard T. McGuire III, David M. Markowitz, and Enrico Digirolamo.

Mr. McGuire, Founder of Marcato Capital Management, said: “David, Enrico and I are committed to bringing to the Board new focus and necessary urgency to drive value creation for all stockholders of Lear.  We will add the important voice of the owners of the business to bear on the Board’s decision-making process to help ensure a better alignment of interests with stockholders.  We also bring relevant experience, with David having been intimately involved in many of the highest profile restructurings of the auto industry, and Enrico having spent much of his career managing automotive operations in the international markets that are particularly important to Lear today. We are all committed to working constructively to help Lear fully realize its potential for all of its owners through reasonable and responsible value creation initiatives.”

Biographies of the Proposed Nominees

Mr. McGuire is the founder and Managing Member of Marcato Capital Management LLC.  Prior to founding Marcato Capital Management LLC, Mr. McGuire was a partner and senior investment professional at Pershing Square Capital Management, where he worked from 2005-2009, and from January 2009 to May 2010 was the Non-Executive Chairman of Borders Group, Inc., where he was also a director from January 2008 to May 2010.  Mr. McGuire has a bachelor’s degree from Princeton University and is a graduate of Harvard Business School.

Mr. Markowitz is a founder of Oskie Capital Management where he also serves as portfolio manager.  In 2009 he was a member of the Auto Team at the U.S. Department of the Treasury, where he focused on the restructuring of General Motors in connection with the Presidential Task Force on the Auto Industry.  Prior to his work at the Department of the Treasury, Mr. Markowitz was a founder and Senior Analyst at SLS Capital, an asset manager with in excess of $1 billion in capital under management.  Mr. Markowitz is a director of RoadOne Intermodal Logistics.  Mr. Markowitz has a bachelor’s degree from the University of Michigan.

Mr. Digirolamo is Senior Vice President, Allstate Insurance.  From 2008 to 2010, Mr. Digirolamo was Vice President and Chief Financial Officer of General Motors Europe.  Mr. Digirolamo is a director of Metromedia International Group, a privately held company.  Mr. Digirolamo brings 35 years of experience in financial management in the auto industry.  He served as CFO for General Motors in South America and CFO for General Motors in Europe.  In particular, Mr. Digirolamo was a member of GM’s European Strategy Board, Opel Supervisory Board, Saab Board of Directors, GM Russia and the Russian JV Avtovaz Boards of Directors.  Mr. Digirolamo has a bachelor’s degree from Central Michigan University and a MBA from Eastern Michigan University.

Additional Information

Marcato Capital Management LLC, Richard T. McGuire III, Marcato, L.P., Marcato II, L.P., Marcato International Master Fund, Ltd., Oskie Capital Management, LLC, David M. Markowitz, Clive Rowe and Oskie Master Fund, LP (collectively, the “Group”) intends to make a filing with the Securities and Exchange Commission of a proxy statement and an accompanying WHITE proxy card to be used to solicit proxies in connection with the 2013 Annual Meeting of Stockholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the “2013 Annual Meeting”) of Lear Corporation (the “Company”). Information relating to the participants in such proxy solicitation has been included in the Notification Letter filed as Exhibit E to the Amendment to Schedule 13D filed by the Group on February 14, 2013 with the Securities and Exchange Commission. STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF STOCKHOLDERS OF THE COMPANY FOR USE AT THE 2013 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. When completed and available, the Group’s definitive proxy statement and a form of proxy will be mailed to stockholders of the Company. These materials and other materials filed by the Group in connection with the solicitation of proxies will be available at no charge at the Securities and Exchange Commission’s website at www.sec.gov. The definitive proxy statement (when available) and other relevant documents filed by the Group with the Securities and Exchange Commission will also be available, without charge, by directing a request by mail or telephone to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10012 (call toll free: (877) 750-5837).

CONTACTS

Media	Investors

Jeremy Fielding or Thomas Davies	Scott S. Winter
Kekst and Company	Innisfree M&A Incorporated
212.521.4800	212.750.7271